EXHIBIT 99.1: PRESS RELEASE
LDK Solar Announces Closing of Follow-on Public Offering
and Underwriters’ Exercise of Over-Allotment Option
XINYU CITY, China and SUNNYVALE, Calif., February 1, 2011 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”), a leading vertically integrated manufacturer of photovoltaic products and a leading manufacturer of solar wafers in terms of capacity, today announced the closing of its follow-on public offering of 13,800,000 American depositary shares, or ADSs, representing 13,800,000 ordinary shares of the Company. The offering included an additional 1,800,000 ADSs sold by the Company pursuant to the underwriters’ over-allotment option, which was exercised in full. The Company received aggregate net proceeds of approximately $164.2 million, after deducting underwriting discounts and commissions.
Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG are acting as joint book runners for the offering. LDK Solar’s F-3 registration statement and final prospectus supplement are available from the SEC website at: www.sec.gov.
A copy of the final prospectus and prospectus supplement relating to the offering may be obtained by contacting: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, United States of America; phone: +1-800-831-9146; Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, United States of America; phone: +1-800-503-4611; or UBS Securities LLC, 299 Park Avenue, New York, New York, 10171, Attn: Prospectus Department +1-888-827-7275, ext. 3884. Our press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.
About LDK Solar
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com +1-408-245-8801